Exhibit 4.7

AMENDMENT NO. 4

TO

WINDSTREAM 401(k) PLAN

WHEREAS, Windstream Corporation (the “Company”) maintains the Windstream 401(k) Plan, established effective as of July 1, 2006, and as subsequently amended (the “Plan”); and

WHEREAS, the Company desires further to amend the Plan;

NOW THEREFORE, BE IT RESOLVED, that the Company hereby amends the Plan in the respects hereinafter set forth:

Effective as of June 1, 2007, a new Section 10.05 is added to the Plan to provide as follows:

10.05	Extension of Coverage to Certain Employees of Windstream South Carolina, Inc.

Effective beginning June 1, 2007 and as more specifically hereinafter provided, the proviso to paragraph (a) of Section 1.10 shall not apply to and coverage under the Plan shall be extended to a person who on or after June 1, 2007 is an Employee and who on or before June 1, 2007 was employed in the bargaining unit represented by CWA Local 3706 (a “Decertified Employee”). Effective with the June 15, 2007 payroll period, a Decertified Employee who on or after June 1, 2007 would be an Eligible Employee but for the proviso to paragraph (a) of Section 1.10 may elect to become a Participant and to have Salary Deferral Contributions made to the Plan on his behalf by his Employer as provided under Article XII.

IN WITNESS WHEREOF, the Company, by its duly authorized representative, has caused this Amendment No. 4 to the Windstream 401(k) Plan to be executed on this 19th day of June, 2007.

WINDSTREAM CORPORATION

By:	/s/ Robert R. Boyd
Title:	Member of the Benefits Committee